



SECURITI 04019656 ...SSION

Wası.......,

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PB 12/8

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~140~~68

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

8-30212

REPORT FOR THE PERIOD BEGINNING __October 1, 2003__ AND ENDING __September 30, 2004__
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PENSION PLANNERS SECURITIES, INC,
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

9700 BUSINESS PARK DRIVE, SUITE 102
(No. and Street)

SACRAMENTO   CA   95827
        (City)   (State)   (Zip Code)

NOV 2 6 2004

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JON NEUBERT   (916) 362-4107
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREG MICHAEL LANG
(Name – if individual, state last, first, middle name)

335 33RD STREET   SACRAMENTO   CA   95816
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___JON NEUBERT_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___PENSION PLANNERS SECURITIES, INC._____, as

of ___SEPTEMBER 30,_____, 20_04___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

JUDI RUA
Comm. # 1312720
NOTARY PUBLIC · CALIFORNIA
Sacramento County
My Comm. Expires July 9, 2005

_____
Signature

___PRESIDENT_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2005
Estimated average burden	
hours per response......12.00	

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [X] [16]   2) Rule 17a-5(b) [ ] [17]   3) Rule 17a-11 [ ] [18]
4) Special request by designated examining authority [ ] [19]   5) Other [ ] [26]

NAME OF BROKER-DEALER

PENSION PLANNERS SECURITIES, INC. [13]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

9700 BUSINESS PARK DRIVE, SUITE 102 [20]
(No. and Street)

SACRAMENTO [21]   **CA** [22]   **95827** [23]
(City)   (State)   (Zip Code)

SEC FILE NO.
8-14068 [14]
FIRM I.D. NO.
68-0107040 [15]
FOR PERIOD BEGINNING (MM/DD/YY)
OCTOBER 1, 2003 [24]
AND ENDING (MM/DD/YY)
SEPTEMBER 30, 2004 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JON NEUBERT [30]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

(Area Code) — Telephone No.
(916) 362-4107 [31]
OFFICIAL USE

[32]				[33]
[34]				[35]
[36]				[37]
[38]				[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS?   YES [ ] [40]   NO [ ] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ____23RD____ day of __NOVEMBER__ 20 _04_
Manual signatures of:

1) _____
   Principal Executive Officer or Managing Partner
2) _____
   Principal Financial Officer or Partner
3) _____
   Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:1(a))

SEC 1696 (02-03) 1 of 16

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

LANG, GREG MICHAEL | 70 |

ADDRESS

| 335 33RD STREET | 71 | SACRAMENTO | 72 | CA | 73 | 95816 | 74 |
| Number and Street | | City | | State | | Zip Code | |

CHECK ONE

[X] Certified Public Accountant | 75 |

[ ] Public Accountant | 76 |

[ ] Accountant not resident in United States | 77 |
or any of its possessions

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER		
PENSION PLANNERS SECURITIES, INC.	**N3**	[100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) SEPTEMBER 30, 2004 [99]

SEC FILE NO. 8-14068 [98]

Consolidated [198]

Unconsolidated [199]

		Allowable		Non-Allowable		Total	
1.	Cash	$ 338,488	[200]			$ 338,488	[750]
2.	Receivables from brokers or dealers:						
	A. Clearance account		[295]				
	B. Other		[300]	$	[550]		[810]
3.	Receivable from non-customers		[355]		[600]		[830]
4.	Securities and spot commodities owned at market value:						
	A. Exempted securities		[418]				
	B. Debt securities		[419]				
	C. Options		[420]				
	D. Other securities	77,107	[424]				
	E. Spot commodities		[430]			77,107	[850]
5.	Securities and/or other investments not readily marketable:						
	A. At cost $ [130]						
	B. At estimated fair value		[440]		[610]		[860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		[460]		[630]		[880]
	A. Exempted securities $ [150]						
	B. Other securities $ [160]						
7.	Secured demand notes:		[470]		[640]		[890]
	Market value of collateral:						
	A. Exempted securities $ [170]						
	B. Other securities $ [180]						
8.	Memberships in exchanges:						
	A. Owned, at market $ [190]						
	B. Owned, at cost				[650]		
	C. Contributed for use of the company, at market value				[660]		[900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships		[480]		[670]		[910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		[490]		[680]		[920]
11.	Other assets PREPAID FRANCHISE TAX 528		[535]		[735]	528	[930]
12.	TOTAL ASSETS	$ 416,123	[540]	$	[740]	$ 416,123	[940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

PENSION PLANNERS SECURITIES, INC.

as of __9/30/04__

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND
CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] 13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	10 [1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value	[1360]		[1620]
17. Accounts payable, accrued liabilities, expenses and other	314,311 [1205]	[1385]	314,311 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] 12	[1390] 14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders 9 $ [970]			
2. includes equity subordination (15c3-1(d)) of ... $ [980]			
B. Securities borrowings, at market value		[1410]	[1720]
from outsiders $ [990]			
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of ... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 314,311 [1230]	$ [1450]	$ 314,311 [1760]

Ownership Equity		
21. Sole Proprietorship	15 $	[1770]
22. Partnership (limited partners)	11 ($ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock	8,800	[1792]
C. Additional paid-in capital		[1793]
D. Retained earnings	93,012	[1794]
E. Total	101,812	[1795]
F. Less capital stock in treasury	16 ( )	[1796]
24. TOTAL OWNERSHIP EQUITY	$ 101,812	[1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 416,123	[1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

PENSION PLANNERS SECURITIES, INC.

as of _9/30/04_

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition	$ 101,812		3480
2.	Deduct ownership equity not allowable for Net Capital	19 (	)	3490
3.	Total ownership equity qualified for Net Capital	101,812		3500
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			3520
	B. Other (deductions) or allowable credits (List)			3525
5.	Total capital and allowable subordinated liabilities	$ 101,812		3530
6.	Deductions and/or charges:			
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	17 $	3540	
	B. Secured demand note delinquency		3590	
	C. Commodity futures contracts and spot commodities – proprietary capital charges		3600	
	D. Other deductions and/or charges		3610	( ) 3620
7.	Other additions and/or allowable credits (List)			3630
8.	Net capital before haircuts on securities positions	20 $ 101,812		3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. Contractual securities commitments	$	3660	
	B. Subordinated securities borrowings		3670	
	C. Trading and investment securities:			
	1. Exempted securities	18	3735	
	2. Debt securities		3733	
	3. Options		3730	
	4. Other securities ...Includes Uninsured Money Funds	8,298	3734	
	D. Undue Concentration		3650	
	E. Other (List)		3736	(8,298) 3740
10.	Net Capital	$ 93,514		3750

30

OMIT PENNIES

NET CAPITAL PER FOCUS REPORT FILED FOR THE QUARTER ENDING SEPTEMBER 30, 2004	$ 45,048
ADJUSTMENTS:	
CORRECT ACCRUED STATE AND FEDERAL INCOME TAXES AND PENALTIES	467
ROUNDING	(1)
SHAREHOLDER DIVIDEND DISTRIBUTION ADJUSTMENT – DISTRIBUTION ACTUALLY MADE IN FOLLOWING FISCAL YEAR	48,000
NET CAPITAL FOR SEPTEMBER 30, 2004 AUDITED FINANCIAL STATEMENTS	$ 93,514

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

PENSION PLANNERS SECURITIES, INC.

as of __9/30/04__

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	20,965	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	20,965	3760
14. Excess net capital (line 10 less 13)	$	72,549	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	62,083	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition	$	314,311	3790
17. Add:			
A. Drafts for immediate credit	$		3800
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810
C. Other unrecorded amounts (List)	$		3820
	$		3830
18. Total aggregate indebtedness	$	314,311	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)	%	336.10	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%	N/A	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of:			
A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   PENSION PLANNERS SECURITIES, INC.

For the period (MMDDYY) from 10/1/0 [3932] to 9/30/04 [3933]
Number of months included in this statement   12   [3931]

STATEMENT OF INCOME (LOSS)

REVENUE
1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange .... $ _____ [3935]
   b. Commissions on listed option transactions .... [3938]
   c. All other securities commissions .... 5,879,555 [3939]
   d. Total securities commissions .... 5,879,555 [3940]
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange .... [3945]
   b. From all other trading .... [3949]
   c. Total gain (loss) .... [3950]
3. Gains or losses on firm securities investment accounts ..Loss on Securities.............. (4,086) [3952]
4. Profit (loss) from underwriting and selling groups .... [3955]
5. Revenue from sale of investment company shares .... 2,518,419 [3970]
6. Commodities revenue.. [3990]
7. Fees for account supervision, investment advisory and administrative services .... 744,169 [3975]
8. Other revenue ....Interest and Dividend Income.. 3,176 [3995]
9. Total revenue .... $ 9,141,233 [4030]

EXPENSES
10. Salaries and other employment costs for general partners and voting stockholder officers .... 803,790 [4120]
11. Other employee compensation and benefits .... 7,641,919 [4115]
12. Commissions paid to other broker-dealers .... [4140]
13. Interest expense .... [4075]
    a. Includes interest on accounts subject to subordination agreements .... _____ [4070]
14. Regulatory fees and expenses.. [4195]
15. Other expenses .Includes State Income Tax of $2,811 and.................................... 674,414 [4100]
16. Total expenses .....Federal Income Tax of $4,450... $ 9,120,123 [4200]

NET INCOME
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)................ $ 21,110 [4210]
18. Provision for Federal income taxes (for parent only)... [4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above .... [4222]
    a. After Federal income taxes of .... _____ [4338]
20. Extraordinary gains (losses) .... [4224]
    a. After Federal income taxes of .... _____ [4239]
21. Cumulative effect of changes in accounting principles .... [4225]
22. Net income (loss) after Federal income taxes and extraordinary items .... $ 21,110 [4230]

MONTHLY INCOME
23. Income (current month only) before provision for Federal income taxes and extraordinary items .... $ _____ [4211]

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

PENSION PLANNERS SECURITIES, INC.

For the period (MMDDYY) from 10/1/03 to 9/30/04

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period	$ 80,702	4240
A. Net income (loss)	21,110	4250
B. Additions (Includes non-conforming capital of ....29 $_____ 4262)		4260
C. Deductions (Includes non-conforming capital of .... $_____ 4272)		4270
2. Balance, end of period (From item 1800)	$ 101,812	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period ....30 $	NONE	4300
A. Increases	NONE	4310
B. Decreases	NONE	4320
4. Balance, end of period (From item 3520)	$ NONE	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER		
PENSION PLANNERS SECURITIES, INC.	as of 9/30/04	

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Name of clearing firm 30 RBC DAIN RAUSCHER (8-45411) [4335] X [4570]

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31 [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32 [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33 [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34 [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35 [4640]	[4641]	[4642]	[4643]	[4644]	[4645]

Total $ 36 [4699]

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

PENSION PLANNERS SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
Year ended September 30, 2004

Greg M. Lang, C.P.A.



To the Board of Directors
Pension Planners Securities, Inc.
Sacramento, California

I have audited the accompanying balance sheet of Pension Planners Securities, Inc., as of September 30, 2004 and the related statements of income and retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pension Planners Securities, Inc., as of September 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Also, I have prepared and examined the supplementary schedules (pages 1 through 7 of Form X-17a-5(a)) which follow the notes to the aforementioned financial statements and, in my opinion, they present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

November 23, 2004

335 33rd Street, Sacramento, CA 95816

Phone: 916.443.4502 • Facsimile: 916.443.6746 • Pager: 916.326.8106
E-mail: gmlcpa@aol.com • Web Site: www.accountant/city.com/greglangcpa

PENSION PLANNERS SECURITIES, INC.
BALANCE SHEET
September 30, 2004

ASSETS

Current Assets
Cash and cash equivalents	$ 363,628
Prepaid Franchise Tax	528
Investments - securities	51,967
Total Current Assets	$ 416,123

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Accounts payable – Commission deposits	$ 314,250
Income taxes payable	61
Total Current Liabilities	314,311

Shareholders' Equity
Common stock, 1,000 shares authorized, 900 shares issued and outstanding	8,800
Retained earnings	93,012
Total Shareholders' Equity	101,812
Total Liabilities and Shareholders' Equity	$ 416,123

PENSION PLANNERS SECURITIES, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
Year ended September 30, 2004

Commission Income	$ 9,142,144
Expenses	
Commissions	7,961,209
Officers' compensation	484,500
Common administrative expenses	538,746
Insurance	16,970
Licenses and fees	(14,701)
Outside services	13,581
Accounting and auditing	22,825
Bank charges	153
Retirement contribution	75,050
Marketing	14,522
Total Expenses	9,112,855
Net Loss From Operations	29,289
Other Income	
Dividend income	132
Interest income	3,044
Total Other Income	3,176
Net Income	32,465
Other Comprehensive Income(loss)	
Unrealized holding loss arising during the year-	
investments - securities	(4,086)
Total Impact on Comprehensive Income	(4,086)
Income Tax Expense	7,269
Net Income	21,110
Retained Earnings, September 30, 2003	71,902
Retained Earnings, September 30, 2004	$ 93,012

PENSION PLANNERS SECURITIES, INC.
STATEMENT OF CASH FLOWS
Year ended September 30, 2004

Increase (Decrease) in Cash and Cash Equivalents

Cash Flows From Operating Activities	
Net Income	$ 21,110
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized loss on investments – securities	4,086
Changes in assets and liabilities:	
Decrease in commissions receivable	40,149
Increase in accounts payable	191,705
Decrease in income taxes payable	(7,025)
Decrease in commissions payable	(36,134)
Decrease in deferred revenue	(1,839)
Total Adjustments	190,942
Net Cash Provided By Operating Activities	212,052
Cash and Cash Equivalents, September 30, 2003	151,576
Cash and Cash Equivalents, September 30, 2004	$ 363,628

Supplementary Disclosure of Cash Flow Information

Cash paid during the period for:

    Income taxes $14,294

Disclosure of Accounting Policy

For purposes of the Statement of Cash Flows, the Corporation considers all highly-liquid investments readily convertible to known amounts of cash as cash equivalents.

PENSION PLANNERS SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
September 30, 2004

Note 1:   Summary of Significant Accounting Policies

The following items comprise the significant accounting policies of the Corporation. The policies reflect industry practices and conform to generally accepted accounting principles.

Corporation's Activities

The Corporation is engaged in the sale of mutual funds and variable annuities to individuals, organizations and businesses in Northern California and Nevada. Commissions are paid by both mutual fund and insurance companies to Pension Planners Securities, Inc., which in turn pays commissions to its security representatives.

Income Taxes

Income tax expense includes current federal and state taxes. There are no deferred taxes as the Corporation reports its income on the same basis of accounting for financial statement and income tax purposes. As of September 30, 2004, the Corporation has capital loss carryovers of $9,667 available to offset both future federal and state capital gains.

Operations

The Corporation's operations are conducted from the same offices as another corporation controlled by the same shareholders. The related corporation incurs the burden of substantially all common general and administrative expenses, thereby reducing the direct expenses of Pension Planners Securities, Inc.   However, Pension Planners Securities, Inc. has been charged $538,746 by the related corporation for common expenses which include payroll tax expense related to compensation paid to the Corporation's shareholder employees.   Management believes that this amount adequately reflected its share of the common expenses for the year ended September 30, 2004. The total charges are included in and are listed as common administrative expenses in the income statement.

Note 2:   Investments - Securities

The balance represents investments in equity securities at the lower of cost or market for all the equity securities held at September 30, 2004.

PENSION PLANNERS SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
September 30, 2004

Note 3: Related Party Transactions

Commissions of $319,290 for the year ended September 30, 2004 were paid to the shareholders and is included in commissions expense on the statement of income and retained earnings.

A related corporation is common paymaster for the reporting of payroll of the Corporation's shareholder employees (officer's compensation in the statement of income). Thus, a reimbursement to the common paymaster for federal and California employer payroll taxes has been paid to the related corporation and is included in the statement of income with common general and administrative expense (see Note 1 Operations).

Note 4: Net Capital Requirement

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Corporation is required to maintain net capital of not less than $5,000; at September 30, 2004, the Corporation had net capital of $93,514.

PENSION PLANNERS SECURITIES, INC.
September 30, 2004

Pension Planners Securities, Inc. does not retain customer funds or customer securities. The following schedules are inapplicable and thus have not been prepared:

- Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3

- Information Relating to the Possession or Control Requirements pursuant to Rule 15c3-3

- A Reconciliation pursuant to Rule 17a-5(d)(4)

Greg M. Lang, C.P.A.



SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
Pension Planners Securities, Inc.
Sacramento, California

I have examined the financial statements of Pension Planners Securities, Inc. for the year ended September 30, 2004 and have issued my report thereon dated November 23, 2004. As part of my examination, I made a study and evaluation of the system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system. The Corporation is exempt from compliance with Rule 15c3-3. No facts came to my attention indicating that the conditions of the exemption had not been complied with during the period. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgment by Management. However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by Management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding instructions, mistakes of judgment, carelessness, or other personnel factors. Control procedures whose effectiveness depends on

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segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by Management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended September 30, 2004, which was made for the purposes set forth in the first paragraph above, and would not necessarily disclose all weaknesses in the system that may have existed during the period, disclosed no weakness that I believe to be material except that often substantially all accounting functions are performed or directed by one individual and supervised or intermittently reviewed by one individual (shareholder). This lack of segregation of duties allows opportunity for accounting improprieties to occur without collusion. Although not a formal control, each of the shareholders has full access to all accounting records and is extremely familiar with the transactions and business activities of the Corporation.

November 23, 2004